SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003


                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)


No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                                   Yes X   No
                                      ---    ---

     Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                   Yes     No X
                                      ---    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K an English copy of the following documents:

   1. An announcement by the Registrant published in Hong Kong newspapers on December 17, 2003.


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                  The Stock Exchange of Hong Kong Limited takes no
responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                 [Chalco Logo]



                           [CHINESE GRAPHICS OMITTED]
                     ALUMINUM CORPORATION OF CHINA LIMITED*

                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)

                                  ANNOUNCEMENT

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 The Company has recently discussed the feasibility of a proposed placement of new H shares of the Company. No definitive plan has been agreed on the proposed placement. Other than the above, the Directors of the Company are not aware of any reasons for the recent decrease in the price and increase in the trading volume of the H shares of the Company.

 Shareholders and potential investors are advised to exercise caution when dealing in shares of the Company.

--------------------------------------------------------------------------------

This statement is made at the request of The Stock Exchange of Hong Kong
Limited.

We have noted that the recent decrease in the price and increase in the trading volume of the H shares of the Company and wish to state that we are not aware of any reasons for such changes save as disclosed below.

The Company has recently discussed the feasibility of a proposed placement of new H shares of the Company. No definitive plan has been agreed on the proposed placement which may or may not take place. Further announcement will be made as and when appropriate.

We also confirm that save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature


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                  Shareholders and potential investors are advised to exercise caution when dealing in shares of the Company.


Made by the order of the board of the Company the directors of which individually and jointly accepts responsibility for the accuracy of this statement.



                                       By Order of the Board of Directors
                                                  Guo Shengkun
                                 Chairman, President & Chief Executive Officer

16 December 2003
Beijing, PRC

*    for identification only


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                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ALUMINUM CORPORATION OF CHINA LIMITED




                                                By: /s/    Guo Shengkun
                                                    ----------------------------
                                                Name:  Guo Shengkun
                                                Title: Chairman, President &
                                                       Chief Executive Officer

Dated: December 17, 2003



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